

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Via E-Mail
Nick H. Varsam, Esq.
Vice President, General Counsel and Corporate Secretary
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, Missouri 63017

> **Re: Thermadyne Holdings Corporation**
> **Amendment no. 1 to Registration Statement on Form S-4**
> **Filed May 25, 2011**
> **File No. 333-173322**

Dear Mr. Varsam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Letter

1.   We note your response to prior comment 1. However, please revise the supplemental letter to state that you represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer *must confirm* that it has not entered into any arrangement or understanding with you or your affiliate to distribute the exchange securities.

Industry and Market Data, page iii

2.   We note your response to our prior comment 4. We note your statement that the company no longer cites or otherwise refers to other third party data in the prospectus other than the information obtained from the World Steel Association. However, we note

your statement in this section that you use industry and general publications and research, surveys and studies conducted by third parties. Please clarify.

Summary of the Terms of the Exchange Notes, page 14

3.   We note your response to our prior comment 12. Please confirm to us your understanding that you will file a new registration statement for any new guarantees.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data, page 18

4.   We note your response to prior comments 16 and 17. Please revise your filing to include the disclosures outlined in Item 10(e)(1)(c)-(d) of Regulation S-K related to the non-GAAP ratios presented on page 19.

Resales of Exchange Notes, page 49

5.   We note your response to our prior comment 21. However, please revise here and on page 53 that any party, including broker-dealers, acquiring securities in the exchange offer will also acknowledge that the party is not engaged in and does not intend to engage in a distribution of the new securities. Please also ensure that the letter of transmittal, filed as exhibit 99.1, requires this acknowledgement.

Capitalization, page 54

6.   We note your response to prior comment 22. We reissue our prior comment to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 56

7.   We note the pro forma transaction adjustments in your pro forma statement of operations. Adjustments (d), (e), (f), (g) and (h) do not appear to match the notes to the unaudited pro forma condensed consolidated statement of operations. For example, the adjustment to selling, general and administrative expenses of $16,753 shows a reference to note (d). However, note (d) discusses an advisory fee adjustment, but the $16,753 appears to be an adjustment for transaction related costs, which is footnote (h). Please revise or advise.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Combined Period (Twelve Months) Ended December 31, 2010, page 56

8.   We note your response to prior comment 24. However, we do not see where you have included the calculation of the purchase price and its components, including its allocation, similar to the table you present on page F-12. Please revise or advise.

9.   Reference is made to adjustment (h) and prior comment 28. We note that you disclose that "the adjustment does not include the IPC advisory fee of $121." However, the acquisition related costs disclosed on page F-12 also include deferred bond issuance fees of $14,723. Please revise to clearly reconcile the transaction costs being eliminated in the pro forma statement of operations of $16,753 to the table on page F-12 which shows total acquisition related costs of $31,597.

10.   We note your revisions and response to prior comment 29. However, we do not see where you have included the estimated tax rate. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of Operations, page 62

11.   We note your discussion of gross margin for the three months ended March 31, 2011compared to the three months ended March 31, 2010. In your discussion you state that "gross margin as a percent of net sales decreased as compared to the same period in 2010." However, the remainder of your discussion appears to focus on the increases in gross margin for the period ended March 31, 2011. Please revise to provide a discussion of why the gross margin percentage decreased. Refer to Item 303 of Regulation S-K.

12.   We note your response to prior comment 32.   Please revise your filing to include a discussion of the results of your operations and sources and uses of cash for fiscal 2009 and 2010 on a historical basis. Refer to the guidance in Item 303(a) of Regulation S-K.

13.   We note your response to prior comments 30 and 31. While there may be situations where comparisons other than those of the historical financial information may provide valuable supplemental and in certain cases, more relevant analyses, to fully discuss trends and changes, it would be inappropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of S-X whereby the pre-and post-transaction periods are separately presented in the historical financial statements. Please revise or advise.

14.   Notwithstanding our comment above, please revise your filing to include enhanced disclosure similar to the one provided within your response as to why you are including this supplemental information within your filing.

Quantitative and Qualitative Disclosures About Market Risk, page 77

15.   We note your disclosures here, on pages 38 – 39, and throughout the filing related to sales and cost of operations denominated in foreign currencies that are primarily located in Australia, Canada and Europe and that your financial results could be significantly affected by changes in foreign currency exchange rates in these foreign markets. We

further note that your Australian operations execute 60 and 90 day forward purchase commitments for U.S. dollars to help provide stability in the cost of purchased materials and components which are payable in U.S. dollars. Please revise your disclosures here to include one of the alternative quantitative disclosures related to your foreign currency market risk as outlined in 305(a) of Regulation S-K. Alternatively, please explain to us why you are not required to include the quantitative disclosures related to your foreign currency market risk.

Our Company, page 80

16.   We note your response to our prior comment 7. However, please clarify in this section that statements regarding the company's market position beliefs are based on management's own internal estimates and research.

Financial Statements, page F-1

Note 3. Acquisition, page F-11

17.   We note your response to prior comment 36. Please revise to provide a discussion on how you determined the $15 per share fair value of the consideration given for the outstanding equity on the date of acquisition. Refer to Topic 805 of the FASB Accounting Standards Codification.

18.   We note that you classified $14.7 million of deferred bond acquisition costs as selling, general and administrative expenses within your consolidated statement of operations. Please explain to us why you have classified deferred bond acquisition costs as selling, general and administrative expenses rather than as a component of interest expense.

Exhibit 5.1

19.   We note your response to our prior comment 42. However, please tell us specifically why your counsel believes that the limitation in paragraph (d) is appropriate or provide an opinion which does not include it.

20.   We note your response to our prior comment 43. However, please tell us why the assumption contained in paragraph (e) is not fundamental to the opinion given.

21.   We note the date limitations in paragraph (a). However, the opinion must speak as of the effective date. Please revise to remove these restrictions.

Exhibit 5.2

22.   We note your response to our prior comment 46. However, please tell us how counsel in the second paragraph of 5 has not shifted inappropriate risks to investors. We note also the last sentence of 5.

23.   We note your response to our prior comment 47. However, please tell us why counsel believes the assumptions in (d), (e), (k), (l), (o), (p), (q), (s) and (t) are necessary or provide an opinion which does not include these assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

CC (via e-mail): Todd M. Kaye, Esq. – Bryan Cave LLP